Exhibit 99.2

SCISPARC LTD. 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SCISPARC LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.	To re-elect each of Mr. Amitay Weiss and Mr. Itschak Shrem as a Class III director, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified.

Nominees:		For	Against	Abstain

1a. Amitay Weiss		☐	☐	☐

1b. Itschak Shrem		☐	☐	☐

2.	To approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors.	☐	☐	☐

3.	To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Proxy Statement is available at www.proxyvote.com.

SCISPARC LTD.

Annual General Meeting of Shareholders

To be held August 15, 2023

This proxy is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) Oz Adler and Amitay Weiss, and each of them, as proxies and attorneys-in-fact, each with the power to appoint (his/her) substitute or successive substitutes, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of SciSparc Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel time) on August 15, 2023, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, and in their discretion, according to their best judgment and the recommendation of the board of directors, to vote upon such other business as may properly come before the meeting, any adjournment(s) or postponement(s) thereof. The undersigned shareholder(s) also acknowledge(s) receipt of the Notice of Annual General Meeting of Shareholders and the Company’s Proxy Statement for such meeting (including either a physical copy or by way of electronic access).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side